EXHIBIT (A)(5)(i)

PRESS RELEASE

CROWLEY
PRESS RELEASE

Contact: Mark Miller	Jenifer Kimble
Director, Corporate Communications	Sr. Specialist, Corporate Communications
Crowley Maritime Corp.	Crowley Maritime Corp.
Tel: (904) 727-4295	Tel: (904) 727-2513
miller@crowley.com	jenifer.kimble@crowley.com

For Immediate Release

CROWLEY SETTLES STOCKHOLDER LAWSUIT
GOING-PRIVATE TENDER OFFER COMMENCED PURSUANT TO SETTLEMENT

(JACKSONVILLE, Fla.; March 19, 2007) Crowley Maritime Corporation (“Crowley”) today announced that it had reached a proposed settlement in the pending Franklin Balance Sheet Investment Fund v Crowley (“Franklin”) litigation, a purported class action and derivative complaint filed in November 2004 against certain members of the board of directors and Crowley. The plaintiffs in that lawsuit have agreed to its dismissal if they and the other unaffiliated holders of Crowley common stock have the opportunity, through a tender offer, to sell their common stock for $2,990 per share in cash.

To this end, Crowley Newco Corporation (the “Purchaser”), a company formed by Thomas B. Crowley, Jr., Chairman and President of Crowley, today announced that it has commenced a tender offer to purchase all of the Crowley common stock that it does not beneficially own for $2,990 per share in cash, net to the seller. The Purchaser is also making the tender offer as part of its goal of acquiring the entire equity interest in Crowley not beneficially owned by it.

If the tender offer is successful, the Purchaser intends to merge with and into Crowley as soon as practicable. In the merger, each issued and outstanding share of capital stock of Crowley (other than shares held by the Purchaser and shares held by stockholders who have properly exercised appraisal rights) would be converted into the right to receive, in the case of common stock, cash in the amount of $2,990 per share and, in the case of Series A Convertible Junior Subordinated Preferred Stock, cash in the amount of $249.16 per share (plus all unpaid cumulative dividends thereon to the date of the merger). Crowley will be the surviving entity in the merger. After the merger, Crowley will be owned of record and/or beneficially exclusively by the persons who have committed to contribute their capital stock of Crowley to the Purchaser in exchange for capital stock in the Purchaser and would no longer be a public company.

Based upon a recommendation of a Special Committee of independent directors of the Crowley Board of Directors, a majority of the Board of Directors has (i) determined that the tender offer is fair to and in the best interests of, the unaffiliated stockholders, and (ii) recommended that the unaffiliated stockholders accept the tender offer and tender their shares of common stock.

In addition to other conditions, the tender offer is conditioned upon the Delaware Chancery Court approving the settlement of Franklin, dismissing the lawsuit and the time for appeal of the Court’s approval having expired and the Purchaser owning after the tender offer at least 95% of the outstanding Crowley common stock. It is also conditioned upon the tender of a majority of the outstanding shares of common stock held by Crowley’s unaffiliated stockholders. The Purchaser will not waive this condition. As a result of binding agreements with certain stockholders, the Purchaser currently beneficially owns approximately 65.2% of the outstanding common stock.

While the tender offer is proceeding, the putative class and the Crowley stockholders will be provided notice of the proposed settlement and a hearing will be held by the Delaware Chancery Court to determine whether the Franklin settlement will be approved.

The tender offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, April 20, 2007, unless extended to accommodate the Franklin settlement process or for other reasons.

The complete terms and conditions of the tender offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (the “SEC”) and distributed to Crowley stockholders. Crowley will file a solicitation/recommendation statement relating to the tender offer with the SEC and the position expressed in such statement is being distributed to Crowley stockholders in the tender offer documents. Crowley stockholders and other interested parties are urged to read the Offer to Purchase and related materials, and the solicitation/recommendation statement because they will contain important information. Investors will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting the Information Agent for the transaction, D.F. King & Co., Inc. Banks and brokers can call collect: (212) 269-5550; all others can call toll free: (800) 487-4870. This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

Jacksonville, Fla.-based Crowley Maritime Corporation, founded in San Francisco in 1892, is primarily a family and employee-owned company that provides diversified transportation and logistics services in domestic and international markets by means of four operating lines of business: Liner Services; Logistics Services; Petroleum Services and Marine Services. Other services provided within these business lines include contract towing and transportation; ship assist and escort; energy support; salvage and emergency response; vessel management, and petroleum and chemical transportation, distribution and sales. Additional information about Crowley its subsidiaries and business units may be found on the Internet at www.crowley.com.